Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-4076 Simon.Berry@wslife.com

February 24, 2025

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Touchstone Strategic Trust - Post-Effective Amendment No. 240 under the Securities Act of 1933 and Amendment No. 240 under Investment Company Act of 1940 File Nos. 002-80859 and 811-03651

Ladies and Gentlemen:

Touchstone Strategic Trust (the “Trust”) is transmitting electronically for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), the Trust’s Post-Effective Amendment No. 240 to its Registration Statement on Form N-1A (Amendment No. 240 under the 1940 Act).

This Amendment is being filed pursuant to the conditions and requirements of Rule 485(a) under the 1933 Act for the purposes of: (1) changing the name of the Touchstone Growth Opportunities Fund (the “Fund”) to Touchstone Dynamic Large Cap Growth Fund, updating the Fund’s principal investment strategy, and changing the Fund’s sub-adviser and (2) registering a new share class of the Fund (Class R6). This Amendment is intended to become effective on May 9, 2025.

Please contact the undersigned at (513) 357-4076 if you have any questions or comments.

Sincerely,

/s/ Simon Berry
Simon Berry Western & Southern Financial Group Senior Counsel

Enclosures